

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 23, 2019

Brad J. Moynes
Chief Executive Officer
Digatrade Financial Corp
1500 West Georgia St., Suite 1300
Vancouver, British Columbia
Canada V6G-2Z4

> **Re: Digatrade Financial Corp**
> **Annual Report on Form 20-F**
> **Filed April 26, 2019**
> **File No. 000-52145**

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Information about the Company, page 7

1. Please describe the material terms of your agreement with Mega Ideas Holdings Limited, including your rights with respect to the proprietary trading platform and which party is responsible for arranging, developing, and maintaining the technology architecture of the trading platform. File the agreement as an exhibit.

2. In regards to the proprietary trading platform or online retail trading platform referenced in this section, please revise your disclosures to address the following:

    -   Provide an overview of each platform, how it is operated and who operates it. Specifically, discuss how each platform will bring together the orders of multiple buyers and sellers for cryptocurrencies or other digital assets and identify the facility or rules under which such orders will interact (e.g., order entry processes, priority

rules, execution procedures);
- Disclose the current stage of development of each platform and whether revenues have been generated from operation of the platform;
- Discuss how the platforms comply with Rules 300 through 303 of Regulation ATS. Alternatively, please tell us if you intend to register each platform as a national securities exchange;
- Disclose whether you or Mega Ideas Holdings Limited have registered, or intend to register, as broker-dealers under Section 15 of the '34 Act; and
- Disclose whether any digital asset other than Bitcoin will trade on each platform and identify such cryptocurrencies or digital assets.

We may have additional comments following the review of your response.

3.   We note disclosure that you are focused on developing blockchain technology services and building a profitable digital OTC trade desk for accredited traders and institutions seeking buyside exposure to cryptocurrency. You also state that you are "exploring new opportunities within the sector including Initial Coin Offerings 'ICO's', Digital Corporate Finance 'DCF' and blockchain security protocol services." Please revise to provide an expanded description of your business activities that describes clearly how you generate revenues and incur expenses. For example, please explain in clear language your blockchain development services and the exchange and transaction services, and material aspects of your proprietary technology, if any, including tools and processes.

Please also revise your Operating and Financial Review beginning on page 9 to clearly explain your investment and blockchain development activities, how you plan to engage in them, and the extent to which you have not yet begun such operations. For example, it is unclear to what extent you currently issue, hold or trade in digital assets or cryptocurrencies. Your revised disclosure should also clarify how you plan to monetize investments, digital assets and what material parameters, strategies or criteria you intend to use in determining how to monetize such assets.

4.   Please describe the material terms of your agreement with Securter Inc. For example, it appears that Securter initially holds all 30 million of the subsidiary's common shares; you may own up to approximately 13 million common shares; you will nominate 1 of 3 directors; and you must satisfy a significant funding condition. Please also clarify applicable termination provisions, your rights to the technology, and who is responsible for development.

5.   Please describe your plans for the development of the Securter technology, including the stages of development, associated milestones, and approximate costs incurred to date and budgeted costs for the development of the technology. Explain how you intend to finance the development of the technology and intellectual property, given your current financial condition. Revise your use of proceeds disclosure to reflect clearly your development plans and the implications of not raising the full amount of the offering. Please file or incorporate by reference the agreement with Securter.

Exhibit 99.1
Independent Auditors' Report, page 3

6.   Since the report of your independent auditor indicates that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), please revise to include an audit report that complies with AS 3101 of the PCAOB standards.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Christopher Tinen, Esq.